SCHEDULE 13G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.:   )*

WESTELL TECHNOLOGIES, INC.
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(Name of Issuer)


COMMON STOCK
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(Title of Class of Securities)

957541105
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(CUSIP NUMBER)

December 31, 2006
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(Date of Event Which Requires Filing of this Statement)



CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

      [X] Rule 13d-1 (b)
      [ ] Rule 13d-1 (c)
      [ ] Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 10
CUSIP No.  957541105            13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BlackRock, Inc.
(on behalf of its investment advisory subsidiaries - See Item 7)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

4,867,700

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

4,867,700

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,867,700 (ownership disclaimed pursuant to Rule 13d-4 of the 1934 Act)

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.74%*

12. TYPE OF REPORTING PERSON

HC, CO

IV
 *Includes shares held by Master Value Opportunities Trust disclosed on next page.

CUSIP No.  957541105                13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Master Value Opportunities Trust


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

3,915,800

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

3,915,800

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,915,800 (ownership disclaimed pursuant to Rule 13d-4 of the 1934 Act)

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.03%*

 12. TYPE OF REPORTING PERSON

*Included in shares disclosed by BlackRock, Inc. on previous page.

SCHEDULE 13G


ITEM 1 (a) Name of Issuer:
          ----------------

       WESTELL TECHNOLOGIES, INC. (the "Company")

ITEM 1 (b) Address of Issuer's Principal Executive Offices:
          -------------------------------------------------

         	750 North Commons Drive
	Aurora, IL 60504

ITEM 2 (a) Name of Persons Filing:
          ------------------------

         BlackRock, Inc.
         (on behalf of its investment advisory subsidiaries - See Item 7)

          Master Value Opportunities Trust

ITEM 2 (b) Address of Principal Business Office or, if none, Residence:
          -------------------------------------------------------------


BlackRock, Inc.
40 East 52nd Street
New York, NY 10022


Master Value Opportunities Trust
800 Scudders Mill Road
Plainsboro, NJ 08536


ITEM 2 (c) Citizenship:
          -------------
See Item 4 of Cover Pages

ITEM 2 (d) Title of Class Securities:
          ---------------------------

Common Stock

ITEM 2 (e) CUSIP NUMBER:

See Cover Page

ITEM 3

   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or 13d-2(c), check whether the person filing is a:

(a) [ ] Broker or Dealer registered under Section 15 of the Act,
(b) [ ] Bank as defined in Section 3(a) (6) of the Act,
(c) [ ] Insurance Company as defined in Section 3(a) (19) of the Act,
(d) [X] Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e) [X] Investment Adviser in accordance with Rule 13d-1(b) (1) (ii) (E),
(f) [ ] Employee Benefit Plan or Endowment Fund in accordance with
        Rule 13d-1(b) (ii) (F),
(g) [X] Parent Holding Company or Control Person in accordance with
        Rule 13d-1(b) (ii) (G); see Item 7,
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813),
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940,
(j) [ ] Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

ITEM 4 Ownership
       --------
(a)  Amount Beneficially Owned:

     See Item 9 of Cover Pages.

(b)  Percent of Class:

     See Item 11 of Cover Pages

(c)  Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote:

         See Item 5 of Cover pages

    (ii) shared power to vote or to direct the vote:

         See Item 6 of Cover pages

   (iii) sole power to dispose or to direct the disposition of:

         See Item 7 of Cover pages

    (iv) shared power to dispose or to direct the disposition of:

         See Item 8 of Cover pages

ITEM 5 Ownership of Five Percent or Less of a Class.
       ---------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following: [   ]

ITEM 6 Ownership of More than Five Percent on Behalf of Another Person.
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  BlackRock, Inc. is a parent holding company for a number of investment management subsidiaries.(see exhibit A). Certain of these subsidiaries hold shares of the security which is the subject of this report. (See Item 7).

ITEM 7 Identification and Classification of the Subsidiary Which
  Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
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   The following subsidiaries of BlackRock, Inc. are investment advisors which hold shares of the security being reported;


BlackRock Advisors LLC
BlackRock Investment Management LLC
BlackRock (Channel Islands) Ltd


ITEM 8 Identification and Classification of Members of the Group.
       ----------------------------------------------------------

Not Applicable


ITEM 9 Notice of Dissolution of Group.
       -------------------------------

Not Applicable

ITEM 10 Certification
       --------------

   By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature.
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   After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2007

BlackRock, Inc. (on behalf of its investment advisory subsidiaries) BlackRock Advisors LLC
BlackRock Investment Management LLC
BlackRock (Channel Islands) Ltd

/s/ Jeffrey Hiller

-----------------------------
Name:  Jeffrey Hiller
Title:  Attorney-In-Fact*


Master Value Opportunities Trust

/s/ Jeffrey Hiller

-----------------------------
Name:  Jeffrey Hiller
Title:  Attorney-In-Fact**

-----------------------------
*Signed pursuant to a power of attorney, dated October 4, 2006, included as Exhibit B to this Schedule 13G filed with the Securities and Exchange Commission by BlackRock, Inc.


**Signed pursuant to a power of attorney, dated October 9, 2006, included as Exhibit C to this Schedule 13G filed with the Securities and Exchange Commission on behalf of Master Value Opportunities
Trust, Inc.

 EXHIBIT A

AGREEMENT

The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended
(the "Act") in connection with their beneficial ownership of common stock issued by Westell Technologies, Inc..

Each of the undersigned states that it is entitled to individually use
Schedule 13G pursuant to Rule 13d-1(b) of the Act.

Each of the undersigned is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the others.

Each of the undersigned agrees that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of them.

This agreement applies to any amendments to Schedule 13G.


Date:  February 14, 2007


BlackRock, Inc. (on behalf of its investment advisory subsidiaries)

/s/ Jeffrey Hiller

-----------------------------
Name:  Jeffrey Hiller
Title:  Attorney-In-Fact*


Master Value Opportunities Trust

/s/ Jeffrey Hiller

-----------------------------
Name:  Jeffrey Hiller
Title:  Attorney-In-Fact**

*Signed pursuant to a power of attorney, dated October 4, 2006, included as Exhibit B to this Schedule 13G filed with the Securities and Exchange Commission by BlackRock, Inc.


**Signed pursuant to a power of attorney, dated October 9, 2006, included as Exhibit C to this Schedule 13G filed with the Securities and Exchange Commission on behalf of Master Value Opportunities
Trust, Inc.

EXHIBIT B

POWER OF ATTORNEY

The undersigned, BLACKROCK, INC., a corporation duly organized under the laws of the State of Delaware, on its behalf and that of its subsidiaries (collectively, the "Company"), does hereby make, constitute and appoint each of James DesMarais, Bartholomew Battista, Dan Waltcher, Vincent Tritto, Karen Clark,
Denis Molleur, Alice Pellegrino and Jeffrey Hiller acting severally, as its true and lawful attorneys-in-fact, for the purpose of, from time to time, executing in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4,5,13D,13F and 13G and any amendments to any of the foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.
Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.

	This power of attorney shall be valid from the date hereof and remain in full force and effect until either revoked in writing by the company, or, in respect if any attorney-in-fact named herein, until such person ceases to be an employee of the Company or one of its affiliates.

	IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 4th day of October, 2006.

BLACKROCK, Inc.


By:_/s/ Ralph Schlosstein__________________________________
Name: Ralph Schlosstein
Title: President

EXHIBIT C:

POWER OF ATTORNEY

	The undersigned, Master Value Opportunities Trust, Inc., a corporation duly organized under the laws of the state of Maryland, with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey 08536, does hereby make, constitute and appoint Denis Molleur, Jeffrey Hiller, James DesMarais and Alice A. Pellegrino acting severally, for it and in its name, place and stead, to execute and cause to be filed and/or delivered as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number as appropriate of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or Schedule 13G Beneficial
Ownership Reports(together with any amendments and joint filing agreements under Rule 13d-1(k) (1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security
(as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to
Section 13(d) of the Act and the regulations thereunder, and generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

	IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on this 9th day of October, 2006.

Master Value Opportunities Trust, Inc.

By: _/s/Donald C. Burke
Name:  Donald C. Burke,
Title:     Vice President & Treasurer